                   [WELLS FARGO ADVANTAGE FUNDS LETTERHEAD]

                                 April 1, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wells Fargo Variable Trust (the "Trust") (Investment Company Act
    Registration No. 811-09255) on behalf of Wells Fargo Advantage VT International Core Fund (the "Fund"); Preliminary Proxy Statement

Ladies and Gentlemen:

   Electronically transmitted herewith for filing pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-6(a) thereunder, and Section 20(a) of the Investment Company Act of 1940, as amended, and Rule 20a-1 thereunder, please find a copy of a preliminary proxy statement of the Trust on behalf of the Fund, the form of proxy to be furnished to the Fund's shareholders, and the notice of meeting in connection with a Special Meeting of Shareholders of the Fund to be held on July 1, 2009, (the "Special Meeting").

   Proxies are contemplated to be solicited in connection with the Special Meeting for the purpose of seeking shareholder approval of a new Investment Sub-Advisory Agreement among the Trust, on behalf of the Fund, Wells Fargo Funds Management, LLC, the investment adviser to the Fund, and Evergreen Investment Management Company, LLC (Evergreen Investments), the new sub-adviser to the Fund.

   If you have any questions or comments concerning this filing, please contact the undersigned at (415) 396-5093. Thank you.

                                                  Very truly yours,

                                                  /s/ Aisha Hunt
                                                  ------------------------------
                                                  Aisha Hunt, Senior Counsel